UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of October 2008

_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works

Section D-2,

No. 100 Industry Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:      ☒ Form 20-F        ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:         ☐Yes   ☐No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s Notice of Annual Meeting and Proxy Statement for the Registrant's 2008 Annual Meeting of Shareholders, to be held on November 21, 2008.

Attached hereto as Exhibit 2 and incorporated by reference herein is a letter from the Registrant's management to the shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Jing Yuqing
Name:	Jing Yuqing
Title:	Secretary

Dated: October 27, 2008

Exhibit No.	Description
1.	Press Release dated October 27, 2008.
2.	2007 Annual Report

Exhibit 1

Jinpan International Releases 2007 Annual Report

Englewood Cliffs, N.J., October 27, 2008 – Jinpan International Ltd (NASDAQ: JST) announced the filing of its 2007 Annual Report (the “Report”) with the U.S. Securities and Exchange Commission. The Report is available on the investor relations section of the Company’s website at http://www.ir-site.com/jst/index.asp as well as on the SEC’s web site at www.sec.gov. Shareholders may receive a free hard copy of the Report upon request.

To request a free hard copy of the Report, please contact:

Emerson Mosquera

Jinpan International (USA) Ltd.

560 Sylvan Ave. (Third Floor)

Englewood Cliffs, NJ 07632

T: +1 201 227 0680

F: +1 201 227 0685

E: emosquera@jstusa.net

About Jinpan International Ltd

Jinpan International Ltd. (Nasdaq: JST) designs, manufactures, and distributes cast resin transformers for voltage distribution equipment in China and other various countries around the world. Jinpan’s cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. The Company has obtained ISO9001, ISO1401, and UL certifications for its cast resin transformers. Its principal executive offices are located in Hainan, China and its U.S. headquarters is based in Englewood Cliffs, New Jersey.

Safe Harbor Provision

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the company’s control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the company’s periodic filings with the Securities and Exchange Commission.

Investor Contact Information:
Mark Du Jinpan International Ltd. (201)227-0680 Bill Zima ICR, Inc. (203) 682-8200

Exhibit 2

JST

Jinpan International Limited

2007 ANNUAL REPORT



A letter from our CEO, Mr. Li Zhiyuan


HV SIDE
DANGER

Jinpan manufacturing facilty in Haikou

Dear Fellow Shareholders,


龍馬精神

We are pleased with our strong financial performance in fiscal year 2007 as worldwide demand for electric power contributed to the growth of our product sales.

- Net sales increased RMB 250 million (US $37.4 million), or approximately 38%, from RMB 653 million (US $82.3 million) for fiscal year 2006 to RMB 903 million (US $119.6 million) for fiscal year 2007. Transformers are our major product, sales of which accounted for approximately 87% of our total net sales. The increase in the number of transformers sold contributed approximately RMB 166 million (US $22 million) to the overall net sales increase. We also raised the standard selling price of transformers during fiscal year 2007 which accounted for approximately RMB 59.5 million (US $7.9 million) of our net sales growth. Sales of reactors contributed RMB 14.5 million (US $1.9 million) to the increase in net sales. The sale of switchgear and substations contributed RMB 10.0 million (US $1.3 million to the increase in net sales.
- Gross profit increased RMB 132.6 million (US $18.7 million), or approximately 72.9%, from RMB 181.8 million (US $22.9 million) for fiscal year 2006 to RMB 314.4 million (US $41.6 million) for fiscal year 2007 from RMB 181.8 million (US $22.9 million) for fiscal year 2006. As a percentage of sales, gross profit increased from 27.8% for fiscal year 2006, to 34.8% for fiscal year 2007. This increase also resulted from the stable steel and copper prices and the use of substitute materials.
- Net income increased RMB 64.1 million (US $8.9 million) or approximately 107.5%, from RMB 59.7 million (US $7.5 million) for fiscal year 2006 to RMB 123.8 million (US $16.4 million) for fiscal year 2007. The increase in net income resulted from an increase in operating income and-because minority interest was not recorded due to the acquisition of the minority interest in the be-

ginning of the year. As a percentage of sales, net income increased from 9.1% for fiscal year 2006, to 13.7% for fiscal year 2007.

- Earnings per share increased RMB 6.5 (US $0.92), or approximately 72.4%, from RMB 9.0 (US $1.13) for fiscal year 2006 to RMB 15.5 (US $2.05) for fiscal year 2007.

In both 2007 and 2008, Forbes magazine selected us for the Forbes List of "Asia's Best 200 Under A Billion," a list drawn from over 22,500 publicly-listed companies in the Asia Pacific Region. We are proud to be the only manufacturer of cast resin transformers to be named to the list.

We are also pleased by the increased marketplace recognition and acceptance of our power distribution products. Our cast resin transformer business continues to benefit from growth in industrial output and rising consumer demand for products that require electric power for operation, particularly in China.

Expanding Our Product Offering

As a leading designer, manufacturer and marketer of cast resin transformers for voltage distribution equipment in China, we distinguish ourselves from our competitors by developing new products and applications that extend the use of our cast resin transformers into new markets and geographies. Much of our success in fiscal year 2007 was attributable to our research and development ("R&D") initiatives.

We view the global market for power distribution products geared towards alternative energy applications, particularly wind, as one that presents a significant opportunity. Our efforts in the development and commercialization of cast resin transformer and line reactors for wind power applications have resulted in our achieving a greater presence in the wind power market. We expect these wind power products to drive sales in 2008 and beyond.

In fiscal 2007, we also successfully completed design verification testing for an R&D project for one of our major original equipment customers, enhancing the development design of a certain transformer. The R&D project was centered on using unconventional materials in the transformer's design, which resulted in significant cost reductions without compromising performance.

We are pleased with our R&D accomplishments over the past year and will continue to innovate and further maximize the performance of our products.

Additionally, in fiscal year 2007, we expanded our cast resin transformer product line for urban and commercial development and electric power generation. In the event that our standard models do not meet a customer's requirements, we have the capability to manufacture customized products designed to meet the customer's specific needs. Sales of these customized transformer products and the expansion of our customer base internationally improved our profit margins.

Extending Our Reach to International Markets

International sales in fiscal year 2007 increased RMB 26.9 million (US $3.7 million), or approximately 161%, from RMB 18.6 million (US $2.3 million) for fiscal year 2006 to RMB 45.5 million (US $6.0 million) for fiscal year 2007. While China remains our largest market, we continue to expand our reach internationally, with a particular focus on North America. In 2007, we successfully listed our cast resin transformer products with Underwriters Laboratories ("UL"), becoming one of only two cast resin transformer manufacturers in the world to achieve UL certification. UL is an independent product safety certification organization that has been testing products and writing safety standards for over 100 years. We believe that the UL certification of our cast resin transformer products will help us expand geographically because many potential North American customers only purchase UL certified products.

Recent Developments

On September 9, 2008, our common shares began trading on the NASDAQ Global Market under the symbol "JST." Our move to NASDAQ provides us with a highly efficient and reliable trading platform that can enhance overall trading liquidity, efficiency and transparency for our common shares. We believe this move will allow us to enhance long-term value for our shareholders.

Based on the results of operations in the first half of the year, we expect fiscal year 2008 to be a successful year. Net sales for the six month period ended June 30, 2008 reached RMB 455.8 million (US $64.4 million), a 21.5% increase over total sales of RMB 375.0 million (US $48.3 million) for the same period last year. Gross profit for the six month period ended June 30, 2008 was RMB 150.7 million (US $21.3 million), a 25.8% increase over the same period last year. Net income for the six month period ended June 30, 2008 increased 35.1% to RMB 59.7 million (US $8.4 million), or RMB 7.32 (US $1.03) per diluted share, compared to RMB 44.2 million (US $5.7 million), or RMB 5.47 (US $0.70) per diluted share, for the same period last year. SEC filings disclosing the Company's results of operations for the first six (6) months of 2008 are available on the investor relations section of the Company's website (*http://www.ir-site.com/jst/index.asp*).

We also made significant capital investments, which we believe will lay a solid foundation for future growth. In May 2008, we completed the construction of our second manufacturing facility located in Wuhan, China, which has an area of approximately 400,000 square feet and began production in June 2008. The facility is located near certain of our suppliers of key raw materials and is easily accessible by highway and railroad. Once the facility is operating at full capacity, our production capacity will increase up to 50% from 6 million KVA to 9 million KVA.



In June 2008, we purchased land for a new manufacturing facility near Shanghai. Located in the Shanghai Qinpu Industrial Park, this site covers an area of 764,384 square feet and is zoned for industrial use. The site contains partially completed buildings designed for manufacturing as it was purchased from the previous landowner, which was in bankruptcy. We expect that the construction of our Shanghai facility will proceed in two phases. The first phase, which we expect to be completed by the fourth quarter of 2009, will consist of the renovation of existing buildings for office and manufacturing purposes (approximately 12,198 square meters), and the second phase, which we expect to be completed by the second quarter of 2010, will consist of constructing additional buildings for manufacturing purposes (approximately 9,612 square meters).

We are positioning our business for continued growth in the areas of cast resin transformers, integrated assembly products (switchgears and unit substations) and power distribution products (transformers and reactors) for wind energy applications. Presently, the production of high-end, customized transformer products, integrated assemblies, and power distribution products for wind power applications is concentrated at our Haikou facility. We are shifting production of our standard cast resin transformers to our Wuhan facility. In the future, our Haikou facility will primarily focus on manufacturing high-end customized transformer products, our Wuhan facility will primarily focus on manufacturing standard cast resin transformers, and our Shanghai facility will primarily focus on manufacturing wind power products (transformers and reactors) and sophisticated switchgears and substation units.

We are excited by the growth opportunities associated with our business. We believe that we are on our way towards establishing us as a major supplier of electrical power distribution equipment. We will continue to focus on expanding our market share, developing new high margin power distribution products, and investing in new state-of-the-art facilities to increase manufacturing capacity and efficiency. There are significant market opportunities in both alternative energy and in new geographic locations, which we intend to pursue these opportunities vigorously and expand our sales force in China and abroad to cultivate new sales opportunities among regional as well as multinational businesses.

We are encouraged by our progress so far and look forward to maximizing value for our shareholders in the months and years ahead. On behalf of Jinpan and its employees, I thank you, the

shareholders, for your continuing support. I invite you to learn more about Jinpan and its prospects by visiting the investor relations section of our website (*http://www.ir-site.com/jst/index.asp*), where you will find our 2007 Annual Report, regulatory filings and latest news releases.

Sincerely,



Li Zhiyuan

Chairman of the Board and Chief Executive Officer

Jinpan International Limited



2007 Financial Highlights



Stock Price & Operation Results


35
30
25
20
15
10
5
0
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04
Dec 04
Mar 05
Jun 05
Sep 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Sep 07
Dec 07

Per Share Price (in US Dollars)


140
120
100
80
60
40
20
0
2003
2004
2005
2006
2007

Sales (in US Dollars)*


45
40
35
30
25
20
15
10
5
0
2003
2004
2005
2006
2007

Gross Margin (in US Dollars)*


20
18
16
14
12
10
8
6
4
2
0
2003
2004
2005
2006
2007

Pre-Tax Income (in US Dollars)*

*in thousands


PICC

Our Business

We are a leading designer, manufacturer and marketer of cast resin transformers for voltage distribution equipment. Our founders developed the first cast resin transformer in China in the early 1980's and have since established a leading market position based on a widely recognized reputation for product excellence and safety, manufacturing efficiency and customer service. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages and are used in a range of industrial, infrastructure, commercial and residential applications.






Our Products



Cast Resin Transformers

We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including large industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. We manufacture four main types of transformers, which are distinguished by their insulation systems, each available in several models that are designed with various power transforming capabilities. In the event that our standard models do not meet a customer's requirements, we have the capability to manufacture customized products designed to meet the customer's specific needs.

Our Products



Complementary Power Distribution Products

Switchgears, Line Reactors, and Unit Substations

In addition to transformers, we also manufacture complementary power distribution equipment, including switchgears, line reactors, and integrated assemblies including unit substations. Switchgears enable operators of a power distribution network to switch equipment in and out of the network. Line reactors limit currents, filter waveforms, and attenuate electric noise and harmonics associated with the inverter and driver output of wind powered turbines.

We also integrate our transformer and complementary power distribution products into unit substations, which function as miniature power generation stations and are commonly used in applications related to the construction and maintenance of city power networks. Unit substations are comprised of high voltage switchgear, transformer, low voltage switchgear, power meter, and power factor compensation device all interconnected with cables or bus bars and function as miniature power distribution centers. Given the range of transformer and complementary power distribution equipment we manufacture, we believe that we provide our customers with a complete solution for all of their power distribution needs.

Our Production Capacity

We measure production capacity for our transformer products in kilovolt amperes ("KVA") and production capacity for our complementary power distribution equipment and integrated assemblies in units produced. Presently, we operate two production facilities, one in Haikou and the other in Wuhan, China. We are in the process of building a third manufacturing facility in Shanghai.



Haikou

Our production facility in Haikou, which is located in the Hainan Province of southern China, has an annual transformer production capacity of 6.0 million KVA. Presently, we manufacture the full range of our products in our Haikou facility including transformers and complementary power distribution products such as line reactors, switchgears, and unit substations.



Wuhan

In February 2007, we purchased approximately 400,000 square feet of land in Wuhan, which is located in the Hubei Province of central China, for a new manufacturing facility. Our Wuhan facility, which began production in June 2008, is located close to our suppliers of key raw materials and is easily accessible by highway and railroad. We plan to direct customer orders for our standard model transformers to our Wuhan facility and to use the resulting available capacity at our Hainan facility for more customized, higher margin transformer products. We expect that the Wuhan facility will expand our transformer production capacity from 6.0 million KVA to 10.0 million KVA by the fourth quarter of 2009.

Our Production Capacity

Shanghai

Over the last two years, we have experienced a significant rise in demand for our wind power products. As a result of this consistent and increasing demand, we have announced our plan to construct a third manufacturing facility near Shanghai.

In June 2008, we purchased land for a new manufacturing facility near Shanghai. Located in the Shanghai Qinpu Industrial Park, this site covers an area of 764,384 square feet and is zoned for industrial use. We expect that the construction of our Shanghai facility will proceed in two phases. The first phase, which we expect to be completed by the fourth quarter of 2009, will consist of the renovation of existing buildings for office and manufacturing purposes (approximately 12,198 square meters), and the second phase, which we expect to be completed by the second quarter of 2010, will consist of the construction of additional buildings for manufacturing purposes (approximately 9,612 square meters).

Our Shanghai facility will be capable of producing the full range of our products. To meet fast growing demand for wind energy products, we plan to dedicate most of the production capacity in Shanghai to transformers and complementary power distribution products for wind power applications. We also plan to manufacture highly engineered integrated assemblies in Shanghai. We expect that the Shanghai facility will increase our total transformer production capacity by 11% from 9 million KVA in 2009 to 10 million KVA in 2010 and increase our total production capacity for complementary power distribution products and integrated assemblies by 300% over current levels by the end of 2010.


JINPAN INTERNATIONAL
JINPAN INTERNATIONAL USA LIMITED
Englewood Cliffs, NJ
Financial
Sales
Warehouse/Test
Service
HAINAN JINPAN ELECTRIC
Haikou, China
40,000 SqM
Transformer Capacity:
6.0 million KVA
Manufacturing
R&D
Sales
Service
WUHAN JINPAN ELECTRIC
Wuhan, China
20,000 SqM
Transformer Capacity:
4.0 million KVA
Manufacturing
SHANGHAI JINPAN ELECTRIC
Shanghai, China
20,000 SqM
To start production by 2009
Wind products
Manufacturing

Our Growth Strategies



Continue to focus on China's growing electric infrastructure market

We believe that China's rapidly growing economy and concurrent growing demand for electricity will continue to provide us with opportunity to grow our business further, as increases in industrial output, fixed asset investment, urbanization and consumer demand all require significantly more electric power. In 2007, China recorded double-digit GDP growth for the fifth year in a row and, according to The World Bank, the Chinese economy is expected to grow at a rate of 9.8% in 2008. According to the Chinese Electricity Council, China had approximately 713 million KWh of installed power generation capacity in 2007, up 18.8% over 2006 capacity. With our range of electric infrastructure products, we believe that we are well positioned to take advantage of China's projected increase in power generating capacity.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency

We continue to invest in advanced manufacturing facilities in order to enhance our position in the Chinese cast resin transformer market, as well as our positions in the markets for complementary electric equipment and integrated assemblies such as line reactors, switchgears, and unit substations. We believe our existing facility in Haikou and recently completed facility in Wuhan both employ industry leading technologies and manufacturing processes. With the addition of our Wuhan facility, we expect our total annual transformer production capacity to reach approximately 9.0 million KVA by the fourth quarter of 2009, a 50% increase over the 6.0 million KVA capacity that we had prior to the completion of that facility. Our Haikou facility is currently operating at near maximum capacity and we expect our Wuhan facility, which began operations in June 2008, to operate at its maximum capacity by the fourth quarter of 2009. We believe that further expansion is essential to keep up with demand for our products. Our new Shanghai facility, currently under construction, will be capable of manufacturing the full range of our product offering, but will likely focus on the production of components for the wind energy market as well as some of our more highly customized products.

Promote and develop high margin products for new markets

We are developing and expanding our product line by designing new cast resin transformers for new markets, including alternative forms of energy such as wind, solar, and nuclear power. We have strengthened our position as the preferred supplier of wind tower line reactors to one of our major original equipment manufacturer ("OEM") customers by working together to design and supply transformers with new specifications for use in next generation wind towers. Over the next several years, we anticipate that we will increase our focus on manufacturing products that meet the growing worldwide demand for alternative forms of energy.

Build our presence in the OEM market by leveraging our integrated assemblies and UL listing certification

We will continue our efforts to expand our presence with our existing and new OEM customers through increased sales of our integrated assemblies. In addition to transformers, we offer our OEM customers a complete integrated assembly product offering that includes switchgears, line reactors and unit substations which will help us obtain increasingly large scale projects. In 2007, we became one of only two suppliers of UL-listed cast resin transformers. The listing by UL of our cast resin transformer products removed an entry barrier into the North American OEM market and will allow us to compete for business from which we were previously excluded.

Expand our global reach

Currently, approximately 95% of our sales are to customers in China. We believe that geographical diversification is a logical and essential step in sustaining growth. Significant opportunities exist in developing regions throughout the world where there is a need for electric infrastructure as well as in more developed markets where increasing demand for electricity is driving the need to replace aging electric infrastructure. A greater global presence also enhances our ability to react quickly to business opportunities as they arise.

Our Competitive Strengths






Well positioned to capitalize on rapidly growing end markets

We believe that we are well positioned to capitalize on the ongoing industrialization and GDP growth occurring in China as well as new global electricity generation capacity expected to result from alternative energy sources. According to the Energy Information Administration, electricity consumption in China is estimated to grow nearly 50% in the period from 2005 to 2015 and more than double by 2030. Further, industrial end users, our largest end market, ac count for approximately 88% of China's electricity consumption. We expect that there will be significant investment in the expansion of China's power grid infrastructure to support the country's rapidly expanding economy as overall capacity is expected to increase. Globally, the use of wind energy is also projected to increase significantly in the coming years. According to the Global Wind Energy Council, wind energy is a fast growing energy source in the world, with global wind energy capacity expected to grow by more than 150% from 93.9 gigawatts in 2007 to 240.3 gigawatts in 2012. Both China and the United States are expected to contribute significantly to this growth.

Recognized industry leader

We are a leading cast resin transformer producer in China and have a strong reputation among our customers for high quality products and an extensive range of manufacturing capabilities. In 2004, we were named "Top Ranked Trans former Manufacturer" by the China National Standards Bureau. In 2005, a leading OEM customer gave us its "Best New Supplier" Award at its annual suppliers' conference, and in 2006, this OEM customer gave us its "Excellence in Quality" Award at its annual suppliers' conference. Over the past 10 years, we have steadily increased our market share in cast resin transformers and we currently hold approximately 17% of the Chinese market based on information re ceived from the China National Transformer Association. With our extensive, 38 office sales network in China, we believe that we have firmly established our presence in the Chinese transformer market.

Advanced, state-of-the-art manufacturing capabilities

Our state of the art facilities in Haikou and Wuhan are focused on low cost, high quality manufacturing processes that give us a competitive advantage over other electric transformer manufacturers. With our planned Shanghai facility and new Wuhan facility, which began operations in June 2008, we expect to expand our total transformer production capacity by 50% and will gain the ability to shift capacity between our plants in order to maximize efficiency and ca pacity utilization over current levels. Additionally, we expect to continue to be one of the lowest cost manufacturers of cast resin transformers due to our efficient, state of the art equipment, low transportation costs incurred in delivering our products, and relatively low labor costs.

Entrepreneurial management team committed to design and engineering excellence

We are led by a highly experienced and entrepreneurial management team that possesses substantial technical, opera tional, and commercial experience. From the time our founders developed the first cast resin transformer in China, our management team has successfully grown our company into a leading cast resin transformer manufacturer in China. Our highly skilled workforce, which includes 60 degreed design engineers that can custom manufacture and configure cast resin transformers to accommodate a customer's unique size or capacity requirements, has earned us a reputation for superior technical expertise within our industry and among our customers.

Strong historical financial performance

We have a demonstrated track record of strong financial growth, increasing net sales from US $27.8 million in 2002 to US $119.6 million in 2007, representing a five year Compound Average Growth Rate, or CAGR, of 33.9%, and increasing net income from US $3.6 million in 2002 to US $16.5 million (before minority interest) in 2007, repre senting a 5 year CAGR of 35.5%. With energy consumption and consequent demand for our products expected to increase, we expect our positive financial performance to continue.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 19(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 3 to the financial statements, the Company has adopted FASB Interpretation No. 48 ("FIN No. 48"), *"Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109"*, effective as of January 1, 2007. In 2006, and as described in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based payment"*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 23, 2008 expressed an unqualified opinion thereon.

Grant Thornton
Hong Kong
May 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated May 23, 2008 expressed an unqualified opinion thereon.

Grant Thornton
Hong Kong
May 23, 2008

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2007 and 2006

	Notes	2007 US$	2007 RMB	2006 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		15,705	114,565	256,320
Restricted Cash		1,417	10,331	10,073
Investments available for sale	4	193	1,412	1,506
Notes receivable		1,615	11,778	7,521
Accounts receivable, net	5	43,026	313,858	198,868
Inventories, net	6	25,743	187,784	145,153
Prepaid expenses		7,943	57,942	36,215
Other receivables		1,354	9,880	5,575
Total current assets		96,996	707,550	661,231
Property, plant and equipment, net	7	9,031	65,875	32,446
Construction in progress		2,889	21,074	13,405
Goodwill		11,549	84,245	
Deferred tax assets	8	807	5,883	788
Total assets		121,272	884,627	707,870
Liabilities and Shareholders' Equity				
Current liabilities:				
Short term bank loans	9	9,874	72,025	46,763
Accounts payable		6,372	46,482	48,270
Notes Payable		-	-	8,294
Income tax	8	2,353	17,162	4,583
Value added tax		2,498	18,220	4,190
Advance from customers		4,638	33,835	28,570
Commission payable		9,142	66,686	42,216
Accrual employee benefits		459	3,351	7,934
Government grant	10	729	5,321	5,055
Other liabilities		988	7,205	9,456
Total current liabilities		37,053	270,287	205,331
Long Term Liability:				
Government grant	10	1,476	10,766	3,962
Minority interest	17	-	-	8,358
Commitments and contingent liabilities	12	-	-	-
Shareholders' equity:				
Common stock, US$0.009 par value:				
Authorized shares – 20,000,000				
Issued and outstanding shares – 8,186,617 in 2007 and 8,171,617 in 2006	18	73	602	602
Common Stock-Warrants		854	6,232	-
Convertible preferred stock, US$0.009 par value:				
Authorized shares - 1,000,000				
Issued and outstanding shares – 6,111 in 2006 and 2005	18	-	1	1
Additional paid-in capital		33,938	270,269	274,779
Reserves	11	3,906	31,451	29,186
Retained earnings	18	39,659	299,489	192,547
Accumulated other comprehensive income		5,102	2,055	(160)
		83,532	610,099	496,955
Less: Treasury shares at cost,				
Common stock –202,470 in 2007 and 208,470 in 2006		(789)	(6,525)	(6,736)
Total shareholders' equity		82,743	603,574	490,219
Total liabilities and shareholders' equity		121,272	884,627	707,870

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2007, 2006 and 2005

		Year ended December 31,			
		2007	2007	2006	2005
	Notes	US$	RMB	RMB	RMB
		(In thousands, except per share data)			
Net sales	17	119,623	903,361	653,208	438,219
Other income		272	2,052	4,209	2,711
		119,895	905,413	657,417	440,930
Costs and expenses:					
Cost of products sold		(77,988)	(588,941)	(471,403)	(297,818)
Provision for doubtful debts		(929)	(6,123)	698	(1,347)
Selling and administrative		(22,037)	(167,311)	(104,898)	(87,060)
		(100,954)	(762,375)	(575,603)	(386,225)
Non operating income(loss):					
Gain/(Loss) from sales of investment		-	-	-	(273)
Dividend income of investment		20	152	160	14
Interest Income		122	920	683	355
		142	1,072	843	96
Non operating expenses:					
Interest expenses		(465)	(3,515)	(2,231)	(1,499)
Income before income taxes		18,618	140,595	80,426	53,302
Income taxes	8	(2,226)	(16,809)	(10,891)	(8,744)
Income before minority interest		16,392	123,786	69,535	44,558
Minority interest		-	-	(9,876)	(7,482)
Net income		16,392	123,786	59,659	37,076
Earnings per share					
-Basic		US$2.05	RMB 15.52	RMB 9.00	RMB 5.70
-Diluted		US$2.03	RMB15.30	RMB8.87	RMB5.58
Weighted average number of shares					
-Basic		7,976,755	7,976,755	6,625,726	6,499,898
-Diluted		8,090,630	8,090,630	6,728,915	6,640,396

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2007, 2006 and 2005

	Treasury stock shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Common stock RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated other comprehensive income RMB	Comprehensive income RMB	Total RMB
	(In thousands, except for number of shares)											
Balance at January 1, 2005	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69		233,857
Net income	-	-	-	-	-	-	-	-	37,076	-	37,076	37,076
Transfer to reserves	-	-	-	-	-	-	-	2,625	(2,625)	-	-	-
Cash dividends distributed												
($0.20 per share)	-	-	-	-	-	-	-	-	(10,624)	-	-	(10,624)
Reacquired shares	(28,200)	-	-	(1,335)	-	-	-	-	-	-	-	(1,335)
Converted to common stock		6,134	(6,134)									
Exercise of stock options for cash	-	700	-	-	-	-	20	-	-	-	-	20
Unrealized gains on investments	-	-	-	-	-	-	-	-	-	-	-	-
Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	-	-	-	(187)	(187)	(187)
											36,889	
Balance at December 31, 2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)		258,807
Net income	-	-	-	-	-	-	-	-	59,659	-	59,659	59,659
Transfer to reserves	-	-	-	-	-	-	-	7,316	(7,316)	-	-	-
Cash dividends distributed												
($0.24 per share)	-	-	-	-	-	-	-	-	(12,658)	-	-	(12,658)
Issued shares		1,350,371	-	-	95	-	184,891	-	-	-	-	184,986
Exercise of stock options for cash	4,000	112,300	-	43	8	-	2,353	-	-	-	-	2,404
Adoption SAB 108(Note 19)	-	-	-	-	-	-	-	-	(2,937)	-	-	(2,937)
Currency translation adjustments	-	-	-	-	-	-	-	-	-	(42)	(42)	(42)
											59,617	
Balance at December 31, 2006	(208,470)	8,171,617	6,111	(6,736)	602	1	274,779	29,186	192,547	(160)		490,219
Net income	-	-	-	-	-	-	-	-	123,786	-	123,786	123,786
Transfer to reserves	-	-	-	-	-	-	-	2,265	(2,265)	-	-	-
Cash dividends distributed												
($0.24 per share)	-	-	-	-	-	-	-	-	(14,579)	-	-	(14,579)
Issued Warrants	-	-	-	-	6,232	-	(6,232)	-	-	-	-	-
Exercise of stock options for cash	6,000	15,000	-	211		-	146	-	-	-	-	357
Employees stock-based expense	-	-	-	-	-	-	1,576	-	-	-	-	1,576
Currency translation adjustments	-	-	-	-	-	-	-	-	-	2,215	2,215	2,215
											126,001	
Balance at December 31, 2007	(202,470)	8,186,617	6,111	(6,525)	6,834	1	270,269	31,451	299,489	2,055		603,574

The accompanying notes form an integral part of these consolidated financial statements

Jinpan International Limited and Subsidiaries Consolidated Statements of Cash Flows
For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,			
	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
Operating activities				
Net income	16,392	123,786	59,659	37,076
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:				
Depreciation	1,273	9,615	6,834	6,393
Deferred income taxes	(675)	(5,095)	48	(125)
Provision for doubtful debts	811	6,124	(698)	1,347
Loss/(gain) on disposal of property, plant and equipment	49	369	(106)	(6)
Minority interest	-	-	9,876	7,482
Employee stock-based compensation	209	1,576	-	-
Loss /(Gain) from sales of available-for-sales securities	-	-	-	360
Changes in operating assets and liabilities				
Restricted Cash	(34)	(258)	948	(11,021)
Accounts receivable	(16,038)	(121,114)	(27,438)	47
Notes receivable	(564)	(4,257)	(259)	2,927
Inventories	(5,645)	(42,630)	(37,833)	(39,706)
Prepaid expenses	(2,877)	(21,727)	(18,512)	(8,773)
Prepaid tax	-	-	309	(309)
Other receivables	(558)	(4,211)	2,098	(2,453)
Accounts payable	(237)	(1,788)	24,317	967
Income tax	1,666	12,579	4,583	(151)
Value added tax	1,858	14,030	3,300	(3,232)
Advance from customers	697	5,265	2,181	21,132
Commission payable	3,240	24,470	9,105	4,719
Accrual employee benefits	(607)	(4,583)	1,175	651
Government grant	936	7,070	(837)	(404)
Other liabilities	(298)	(2,253)	453	2,542
Net cash provided by/(used in) operating activities	(402)	(3,032)	39,203	19,463
Investing activities				
Purchases of property, plant and equipment	(5,777)	(43,629)	(10,809)	(5,898)
Proceeds from sales of property, plant and equipment	29	216	155	268
Payment for construction in progress	(1,015)	(7,667)	(10,422)	(3,358)
Acquired minority interest	(12,624	(95,336)	-	-
Proceeds from sales of available-for-sales securities	-	-	-	1,694
Net cash provided by (used in) investing activities	(19,387)	(146,416)	(21,076)	(7,294)
Financing activities				
Notes Payable	(1,098)	(8,294)	8,294	-
Proceeds from bank loans	13,961	105,432	122,288	143,308
Repayment of bank loans	(10,616)	(80,170)	(111,756)	(130,668)
Acquisition of treasury stock	-	-	-	(1,336)
Issued shares from treasury stock	28	211	-	-
Proceeds from issued shares	-	-	184,986	-
Proceeds from exercise of stock options	19	146	2,403	20
Decrease in dividend payable to minority shareholders	362	2,733	(7,718)	(6,719)
Dividends paid	(1,931)	(14,579)	(12,658)	(10,624)
Net cash provided by/(used in) financing activities	725	5,479	185,839	(6,019)
Effect of exchange rate changes on cash	1,944	2,214	(42)	(187)
Net increase/(decrease) in cash and cash equivalents	(17,120)	(141,755)	203,924	5,963
Cash and cash equivalents at beginning of year	32,825	256,320	52,396	46,433
Cash and cash equivalents at end of year	15,705	114,565	256,320	52,396
Interest paid	432	3,261	2,150	1,500
Income taxes paid	1,301	9,827	5,957	8,328

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2007, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd. ("Jinpan JV")	June 3, 1997	95%	RMB62,902,000	Manufacturing and sale of cast resin transformers
Jinpan International (USA) Limited ("Jinpan USA")	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers
Jinpan Electric (China) Co. Ltd (Jinpan China)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign funded PRC limited liability company registered in Wuhan, Hebei China. Jinpan International and Wuhan Jinpan jointly own 95% and 5% respectively of Jinpan JV, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Jinpan JV jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hebei China. The Company, Jinpan JV, Jinpan USA and Jinpan China are hereinafter collectively referred to as the "Group".

The principal activity of the Company is investment holding. Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC"), and its principal market is in the PRC. The term of Jinpan JV is 50 years, ending on September 3, 2047, and can be extended with mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. Income and losses and the net assets on termination of the co-operative joint venture are shared on the basis of percentage ownership. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Jinpan JV. In the event that Jinpan JV is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Jinpan JV may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

The Group is subject to some considerations and risks not typically associated with investments in equity securities of North America and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange and the transformer manufacturing industry in the PRC. These are described further in the following paragraphs:

ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

a) Political environment

All of the Group's manufacturing facilities are located in the PRC and, as a result, the Group's operations and assets are subject to political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970's, China's government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past two decades the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

b) Economic environment

Since the 1978, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

Accordingly, the Group's operating results may be adversely affected by changes in the PRC's political, economic and social conditions and changes in policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. The inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts may also significantly affect the Group's operating results.

The PRC economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The PRC government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although the Group might benefit from these types of policies, more severe measures or other actions by the PRC government could decrease demand for the Group's products or otherwise significantly adversely affect the Group's earnings.

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

c) Legal environment

The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent. The PRC's judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even when adequate law exists in the PRC, it may not be possible to obtain swift and equitable enforcement of the law.

d) Foreign currency exchange

The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People's Bank of China (the "PBOC"), which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). The Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued the Renminbi against the US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate rather than peging the Renminbi to the dollar. As a result of adopting a more flexible exchange rate system, China's financial sector has become more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

The Group currently does not engage in any hedging activities to minimize the effect of exchange rate risks.

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using PBOC rate of RMB7.29 to US$1, the prevailing rate on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b) Cash , Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 100 million held in non-US banks or financial institutions as of December 31, 2007. At December 31, 2007, the banks held approximately RMB 10.3 million restricted cash related to products guaranty insurance.

(c) Trade Receivables

Trade receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. W make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, customer's current credit status and known market factors, to record specific reserve for customers against receivable amounts. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. .

(d) Investments Available for Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income (loss), a component of shareholder's equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(e) Notes Receivable

Notes receivable are unsecured, interest-free and payable within six months.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction in Progress

Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2007 represented office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED

(i) Impairment of Long-lived Assets

The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. The fair values are determined by quoted market prices if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or the fair value of the assets less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB interpretation No. 48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with FASB No. 109. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax position taken, or

expected to be taken, in income tax return. The Group has adopted FIN 48 as of January 1, 2007, as required. Management assessed the impact of FIN 48 in the current year and concluded that there is no significant impact on the Group's financial position and result of operation.

The Group uses the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standard Board ("FASB") Statement No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Currently, the income tax rate for domestic companies in China is 33% while it is 15% for foreign funded Companies. The National People's Congress, China's parliament, promulgated on March 16, 2007 a new Corporate Income Tax Law that sets a unified corporate income tax rate of 25% applicable to both domestic and foreign funded Companies. The government allowed grace periods for the new tax rate of 25% to take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 23% for 2010, 24% for 2011, and 25% for 2012.

(k) Value Added Tax

In the PRC, Jinpan JV is subject to Value Added Tax ("VAT") payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

(l) Goodwill

Under SFAS No. 142, Goodwill and Other intangible Assets("SFAS No. 142"), goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carry value, an interim impairment test would be performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset's carrying amount. If the fair value is less than the carrying value of the asset, an impairment charge is recorded to reduce the carrying value of the asset to fair value.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Foreign Currency Translation

The functional currency of the Group is the Renminbi. The financial statements of foreign subsidiaries having functional currency other than Renminbi have been translated into Renminbi in accordance with FASB Statement No. 52, *Foreign Currency Translation*. Assets and liabilities accounts are translated using the exchange rates in effect at the balance sheet date; and shareholders' equities are translated at historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income(loss). The effect on the consolidated statements of income of transaction gains and losses is insignificant for all years presented.

(n) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2007, 2006 and 2005 amounted to RMB2,913,000, RMB2,250,000 and RMB1,671,000, respectively.

(o) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(p)Non-Operating Income

Income is recognized as follows for the Group's non-operating transactions:

(i) interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate.

(ii) government grant income is recognized when relevant approval documents from the government were received and subject to the terms in the documents. If management does not believe that sufficient objective, positive evidence currently exits to conclude that approval of the grant from government is probably, the receipt of the grant is not recognized as income.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(r) Earnings Per Common and Common Equivalent Share

Basic earnings per share for the years ended December 31, 2007, 2006 and 2005 have been computed by dividing net income of RMB123,786,000, RMB59,659,000 and RMB 37,076,000 by the weighted average number of 7,976,755, 6,625,726 and 6,499,898 shares of common stock outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 have been computed by dividing net income of RMB123,786,000, RMB59,659,000 and RMB 37,076,000 by the weighted average number of 8,090,630, 6,728,915 and 6,640,396 shares of common stock outstanding respectively. The weighted average number of shares includes dilutive potential common stocks which reflect the dilutive effect of stock options and preferred shares. Warrants to purchase 100,000 shares of common stock were not included in diluted earnings per share because the warrants were anti-dilutive based on the treasury stock method. Reconciliation of the denominator is as follows:

	2007	2006	2005
Denominator for basic earnings per share – weighted average shares	7,976,755	6,625,726	6,499,898
Effect of dilutive securities:			
Convertible preferred stock	6,111	6,111	9,177
Exercisable stock options	107,764	97,078	131,321
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,090,630	6,728,915	6,640,396

(s) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive income (loss):

	Unrealized Gains/(loss) on Securities RMB	Foreign Currency Translation Adjustments RMB	Total RMB
		(in thousands)	
Balance at January 1, 2006	(74)	(44)	(118)
Foreign currency translation adjustments	-	(42)	(42)
Balance at December 31, 2006	(74)	(86)	(160)
Unrealized Gain/(loss) on available-for-sale securities	5	-	5
Foreign currency translation adjustments	-	2,210	2,210
Balance at December 31, 2007	(69)	2,124	2,055

(t) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2007, 2006 and 2005 amounted to RMB 5,290,000, RMB5,149,000 and RMB4,459,000, respectively.

(u) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB501,000, RMB516,000 and RMB460,000 in advertising costs during 2007, 2006 and 2005, respectively.

(v) Shipping and Handling Expenses

The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB 20.1 million, RMB15.8 million and RMB12.8 million in shipping and handling costs during 2007, 2006 and 2005, respectively.

(w) Stock Based Compensation

Prior to 2006, the Group has adopted the disclosure-only provision of FAS Statement No. 123, *Accounting for Stock Based Compensation* ("SFAS123") and applies Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options' vesting period.

At December 31, 2005, the Group has one stock-based employee compensation plan, which is described in Note 18 the "1997 Stock Option Plan". The "1997 Stock Option Plan" was expired on October 30, 2006; the Group adopted "2006 Stock Option Plan" which is described more fully in note 18.

Effective January 1, 2006, the Group adopted the modified prospective transition method provided by SFAS No. 123(R), "Share-Based Payment". A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. SFAS No. 123(R) requires all share-based payment to employees, including grants of employee stock option, to be recognized in the income statement based on the fair values. Pro forma disclosure is no longer an alternative.

Employees stock options granted prior to adoption of SFAS 123(R) that have not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on fair value on the grant date estimated in accordance with the provision of SFAS 123. Prior to January 1, 2006, all the options granted by the Company were vested and there were no options issued during the year 2006; therefore, no expenses were recognized in 2006.

(x) Product Warranty

The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB2,501,000, RMB2,206,000, and RMB1,748,000 in product warranty expense during the years ended December 31, 2007, 2006 and 2005, respectively.

(y) New accounting pronouncement

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"), which clarified the definition of fair value, established guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found

in various prior accounting pronouncements. SFAS 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not believe that the adoption of SFAS 157 will have any material impact on our financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS 159") which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 159 on our financial position, cash flows, and results of operations

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations SFAS No. 141 (R) provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the Company. SFAS No.141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141 (R) will have on its financial condition and result of operation. We expect the impact to be limited to any business combination transaction that occurs after December 31 2008.

FASB issued SFAS No.160, "Noncontrolling Interest in Consolidated Financial- an amendment of ARB No.51" (SFAS 160"). This requires all entities to report noncontrolling interest (previously referred to as minority interest) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover SFAS 160 eliminate the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31 2008.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer's accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company implemented EITF 00-19-2 and it did not have a material impact on our financial statements.

4. INVESTMENTS AVAILABLE FOR SALE

Available-for-sale securities held by the Group at December 31, 2007, 2006 are as follows:

	2007	2007	2006
	US$	RMB	RMB
		(In thousands)	
Corporate bonds			
Cost	200	1,459	1,562
Gross unrealized loss	(7)	(47)	(56)
Fair market value	193	1,412	1,506
Total investments available for sale	193	1,412	1,506

The time periods during which the available-for-sale securities have been in a continuous unrealized loss position as of December 31, 2007 and 2006 are less than 12 months.
The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2007, by contractual maturity, are shown below. Excepted maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-Sale	Cost		Fair Market Value	
	US$	RMB	US$	RMB
		(In thousands)		
Due in one year or less	200	1,459	193	1,412
Due after one year through four years	-	-	-	-
Total	200	1,459	193	1,412

5. ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised:

	2007	2007	2006
	US$	RMB	RMB
		(In thousands)	
Accounts receivable – trade	45,226	329,904	208,790
Less: provision for doubtful debts	(2,200)	(16,046)	(9,922)
Accounts receivable, net	43,026	313,858	198,868

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
Movement of provision for doubtful debts				
Balance as at January 1	(1,271)	(9,922)	(10,619)	(9,484)
Reversal/(provided) during the year	(985)	(6,535)	(797)	(1,347)
Less: Written off during the year	56	411	1,494	212
Balance as at December 31	(2,200)	(16,046)	(9,922)	(10,619)

6. INVENTORIES, NET

Inventories comprised:

	2007 US$	2007 RMB	2006 RMB
		(In thousands)	
Finished products	10,105	73,714	74,923
Products in process	3,353	24,458	19,058
Raw materials	12,434	90,700	51,821
	25,892	188,872	145,802
Less: provision for inventories	(149)	(1,088)	(649)
Inventories	25,743	187,784	145,153

	2007 US$	2007 RMB	2006 RMB	2005 RMB
		(In thousands)		
Movement of provision for inventories				
Balance as at January 1	(83)	(649)	(1,167)	(1,453)
Provided during the year	(66)	(440)	-	-
Less: Written off during the year	-	-	518	286
Balance as at December 31	(149)	(1,089)	(649)	(1,167)

7. PROPERTY, PLANT AND EQUIPMENT

	2007 US$	2007 RMB	2006 RMB
		(In thousands)	
Buildings	5,250	38,294	13,214
Machinery and equipment	8,713	63,556	56,216
Motor vehicles	1,679	12,245	13,981
Furniture, fixtures and office equipment	869	6,341	4,252
	16,511	120,436	87,663
Less: accumulated depreciation	(7,480)	(54,561)	(55,217)
	9,031	65,875	32,446

The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

8. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. Jinpan USA has suffered operating losses in the previous years, which are able to offset the profit generated in year 2007, accordingly no income tax is provided.

Jinpan JV, a cooperative joint venture registered in the PRC in which the Company ultimately has an 100% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in

8. DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday expired on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities. The benefit of 50% tax exempt was expired on 12/31/2004, the company was taxed at the applicable tax rate of 15% since year 2005.

Pretax income for the years ended December 31, 2007, 2006 and 2005 was taxed in the following jurisdictions:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
British Virgin Islands	(1,422)	(10,742)	(5,856)	(6,451)
United States of America	868	6,552	1,851	(1,119)
The People's Republic of China	19,172	144,785	83,894	60,872
	18,618	140,595	79,889	53,302

Significant components of the provision for income taxes attributable to income before income taxes are as follows:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
Current				
Non-US	(2,787)	(21,048)	(11,242)	(8,878)
Deferred	561	4,239	-	-
US				
Deferred				
Non-US	-	-	351	134
	(2,226)	(16,809)	(10,891)	(8,744)

Deferred tax assets comprised the following at December 31, 2007 and 2006:

	2007	2007	2006
	US$	RMB	RMB
		(In thousands)	
Deferred tax assets			
Provision for doubtful debts	272	1,983	691
Inventory Reserved	23	163	97
Deferred income	-	-	-
Net operating loss carry forward of Jinpan USA	512	3,737	6,865
Total deferred tax assets	807	5,883	7,652
Less: Valuation allowance for deferred tax assets	-	-	(6,865)
	807	5,883	788
Deferred tax liabilities			
Interest income	-	-	-
Total deferred tax liabilities	-	-	-
Net deferred tax assets	807	5,883	788

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will be fully realized. Accordingly, the Company did not provide a valuation allowance against its net deferred tax assets at December 31, 2007. At December 31, 2007, the Group has available net operating loss of RMB9, 022,000, which will expire in the years 2020 to 2025.

There were no deferred tax liabilities as at December 31, 2007.

The reconciliation of income tax computed at the PRC statutory 2007 income tax rate of 15% (2006:15% and 2005:15%) in Hainan Province, the PRC to income before minority interests is as follows:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In	thousand)	
Computed Expected Income Tax	2,808	21,204	11,983	8,052
Impact of Tax holiday of Jinpan JV	(28)	(210)	(1,177)	(150)
Non-Deductiable losses	-	-	(235)	272
Effect of difference between the PRC and USA tax rate	(130)	(983)	543	(280)
Change in valuation allowance	(561)	(4,239)	(44)	448
Others	137	1,037	(179)	402
	2,226	16,809	10,891	8,744

In July 2006, FASB issued FASB Interpretation Number 48, "Accounting for Uncertainty in Income Taxes," ("FIN48") an Interpretation of SFAS No. 109, "Accounting for Income Taxes". The Group adopted the provisions of FIN 48 on January 1, 2007. As required by FIN 48, which clarifies SFAS No. 109, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied FIN 48 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of FIN 48 did not have a material effect on the Company's financial condition, or results of operation.

9. SHORT TERM BANK LOANS

Bank loans comprised:	2007	2007	2006
	US$	RMB	RMB
		(In thousands)	
Short term bank loans	6,854	50,000	30,000
Letters of credit	3,020	22,025	16,763
Less: current portion	(9,874)	(72,025)	(46,763)
	-	-	-

The bank loan is unsecured, bears an interest at the rate of 7.15% per annum and is repayable on October 14, 2008. The total bank loan credit line is RMB 90,000,000.

Letters of credit from Nan-Yang commercial bank are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 6.40%, 6.51% and 5.86% per annum for the years ended December 31, 2007, 2006 and 2005, respectively, and are repayable within 90 days. The total credit facility is RMB43,800,000 (US$6,000,000) from Nan-Yang Commercial Bank. The Company also received an unsecured letter of credit loan from Bank of China for the total credit facility of RMB110, 000,000. This credit facility will expire in July 2008 and is subject to annual renewal.

10. GOVERNMENT GRANT

Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of RMB1,000,000 in 2007.

11. DISTRIBUTION OF INCOME

According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of reserves is 50% of registered capital. The amount of earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB119 million, RMB70 million and RMB49 million for the year ended

December 31, 2007, 2006 and 2005. As of December 31, 2007, Jinpan JV have made the maximum reserved required by the law.

The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

During the years ended December 31, 2007, 2006 and 2005, the directors of Jinpan JV approved the following appropriations to reserves.

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
Statutory reserve fund	310	2,265	7,316	2,625
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	310	2,265	7,316	2,625

The Group declared a cash dividend of US$0.24 per share of common stock on January 15, 2007, which was paid on February 8, 2007 and July 16, 2007.

12. COMMITMENTS AND CONTINGENT LIABILITES

(1) Contingent liabilities

As of December 31, 2007 the Group had bank guarantees to the Nan Yang Commercial Bank for irrevocable Letters of credit of RMB11,304,000 for the purchase of raw materials. Details of bank guarantees are as follows:

(a) The Group should jointly and severally pay and satisfy to Nan Yang Commercial Bank on demand all sums of money debts and liabilities whether certain or contingent whether now or at any time herein after owing or incurred to the bank from or by the Jinpan JV.

(b) The guarantee shall be a continuing security, starting from the effective day of the principal contract until the two calendar years of the expiration of principal contract.

(2) Commitments

Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2012 and after. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2007:

	US$	RMB
	(In thousands)	
2008	288	2,104
2009	186	1,358
2010	66	482
2011	49	358
2012 after	540	3,941
Total minimum lease payments	1,129	8,243

Capital commitments

As of December 31, 2007 the Group has commitments of RMB8,930,000 for the purchase of new office and plant and machinery.

Employment contracts

The Group's employees in the PRC, include engineers technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in United States include management, administration, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with the Group. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2007:

	US$	RMB
	(In thousands)	
2008	565	4,125
2009	74	542
2010	74	542
2011	42	308
Total minimum employment contract payments	755	5,517

13. FINANCIAL INSTRUMENTS

Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the United States.

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Group's customer base. The Group performs ongoing credit evaluations of its customers' financial conditions and does not require collateral for accounts receivable.

The provision for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable. Losses have been within management's expectations.

Fair Value

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2007 is RMB1,412,000, which is based on quoted market prices.

14. CONCENTRATION OF RISK

During 2007, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Xiamen Xiangyu Speed Fair Trading Co., Ltd. for cast resin, which accounted for approximately 1.86% (2006: 1.3%) and 2.02% of total purchases. Additional, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and Legnano Teknoelectric Company Spa for silicon steel, which accounted for approximately 29.45% (2006:27.5%) , 5.7% (2006: 6.4%) and 0.2%(2006:5.3%) of total purchases. The Group is also dependent on TongLing Nonferrous Metals Group Inc. and Jiangying Jinqiu Group Co.Ltd. for copper foil, which accounted for approximately 12.27% (2006: 17.8%) and 1.54% (2006:4.3%) of total purchases, respectively.

15. PENSION AND OTHER POSTRETIREMENT BENIFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for employees. The amounts employees contribute are tax deferred. During the 2006 and 2007, the employer, Jinpan USA, did not make any contribution. Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees' basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2007, 2006 and 2005 amounted to RMB1,693,000 (US$224,000), RMB 1,052,000 and RMB 784,000 respectively.

16. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Description of products by segment

Cast resin transformers is the only reportable segment of the Group.

Geographic area data

	Year ended December 31,			
	2007	2007	2006	2005
	US$	RMB	RMB	RMB
		(In thousands)		
Revenues from external customers:				
United States	6,031	45,545	18,606	12,152
PRC	113,592	857,816	634,602	426,067
	119,623	903,361	653,208	438,219
Property, Plant, and Equipment by area:				
United States	44	322	50	3
PRC	8,987	65,553	45,801	34,439
	9,031	65,875	45,851	34,442

17 ACQUISITION OF MINORITY INTEREST

On February 13, 2007, the Company completed an acquisition of the 15% minority interest in Jinpan JV, for a purchase price of RMB 95 million in cash. Subsequent to the acquisition, the Company owns 100% of Jinpan JV. The purchase was accounted for in accordance with SFAS 141"Business Combination", with the purchased assets and assumed liabilities recorded at their estimated fair values at the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed.

	At 02/13/2008
	RMB in thousand
Current assets	68,184
Property, plant, equipments	9,265
Goodwill	84,245
Total assets acquired	161,694
Current liabilities	(56,843)
Long term liabilities	(9,515)
Total liabilities assumed	(66,358)
Net assets acquired	95,336

18. EQUITY

Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized to purchase up to 640,000 shares of the Group's common stock from time to time in the open market and through privately, negotiated transactions, such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group's stock option plan or for other corporate purposes. As of December 31, 2007, 212,470 (2006: 212,470) shares of the Group's common stock were purchased at an aggregate cost of US$823,417, approximately RMB6,779,000 . The Group did not purchase any of its stock in the open market during 2007.

The Group issued 4,000 and 6,000 shares respectively in 2006 and 2007 from its treasury shares to the employees who exercised their stock options.

The Group's convertible preferred stock ("preferred stock") is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. In the event of the Group's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

Pursuant to the board resolution of the Company dated December 19, 2006, the officers of the Company were authorized to enter into agreements to sell 1,350,371 shares of its common stock in a private placement for a total of approximately RMB 200,348,000 (US$25,657,000). The private placement transaction was completed on December 22, 2006.

(a) 1997 stock option plan

A total of 1,000,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years.

(b) 2001 stock option agreements

In February 2001, the Group entered into stock option agreements with five of its directors and Chief Financial Officer, to purchase 120,000 shares of common stock of the Group. Options granted are exercisable at the price of US$1.35 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

The Group accounts for this plan under APB 25 and related interpretations and no compensation cost was recognized.

Ms. Cherry Li and Ms. Grace Zhu, who were nominated as a director and Chief Financial Officer of the Company, each terminated their relationships with the Company in June and August 2002, respectively. Option grant in 2001 permitted Mr. Li and Ms. Zhu to retain the option.

In February 2004, one of the directors exercised stock option to purchase total 20,000 shares of common stock of the Company at the exercise price of US$1.35 per share. Total amount received from the exercise of the share option was US$27,000. During 2006, four other directors exercised their stock option to purchase 65,000 shares of common stock at the exercise price of US$1.35 per share. Total amount received was US$87,750 from exercise of stock option. During 2007, one director exercised stock option to purchase 15,000 shares of common stock of the Company at the price of US$1.35 per share. Total amount received from the exercise of the share option was US$ 20,250.

(c) 2003 stock option agreement

In September 2003, the Group entered into stock option agreements with seven of its employees, to purchase 140,000 shares of common stock of the Group. Options granted are exercisable at the price of US$3.55 per share and subject to termination of employment,

expire 10 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

In March 2004, two employees exercised stock options to purchase 8,000 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$28,400.

In April 2005, one employee exercised stock option to purchase total 700 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$2,485.00.

During 2006, the employees exercised 41,300 shares of stock options that were granted. Total amount received from the exercise of the option was US$146,615.00

During 2007, one employee exercised 4,000 shares of stock options, total amount received from the exercise of the share option was US$14,200.

(d) 2004 stock option agreement

In January 2004, the Group entered into stock option agreement with three of its independent directors, to purchase 30,000 shares of common stock of the Group. Options granted are exercisable at the price of US$7.34 per share. The term of the options is 10 years from the dated granted. The options are not transferable other then death, and are exercisable from the date granted.

In August 2006, one of the directors exercised his stock options to purchase 10,000 shares of common stock of the Group at the exercise price of US$ 73,400.00

In October, 2007, one director exercised stock options to purchase 2,000 shares of common stock at the exercise price of US$ 14,680.00.

(e) 2006 Stock Option Plan

On October 30, 2006, the shareholders approved and adopted of "2006 Stock Option Plan". A total of 300,000 shares of Common stock have been reserved for issuance under this plan. The stock option plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years. In March, 2007, the Group entered into stock option agreement with two of independent directors and three of its employees, to purchase 27,250 shares of common stock of the Group. Options granted are exercisable at the price of US$18.07 per share. The term of the options is 10 years from the dated granted. The options are not transferable other then death, and are exercisable from the date granted.

(f) Warrants granted to non-employees

On March, 2007, warrants to purchase 100,000 shares of the Group's common stock were issued to an investment bank in connection with the services provided to the Group on the sale of common stock in a private placement to accredited investors. The exercise price of the warrant was US$ 23.30. The warrants will expire on March 15, 2012

(g) Number of common stock reserved for issuance upon exercise of stock options and preferred stock.

	2007	2006
Warrants	100,000	-
Stock options	151,250	145,000
Preferred stock	6,111	6,111
Total	257,361	151,111

(h) Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option price model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. There were no options issued in 2006 and all the optioned granted prior to January 1, 2006 were vested; therefore, no expense was recognized in 2006 after adoption of SFAS 123(R). Weight-average exercise prices for options outstanding as of December 31, 2007 are US$6.326. The weighted-average remaining contractual life of those options is 5.87 years.

(i) Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

	December 31 2007
Risk -free interest rate	4.00%
Average expected lives (years)	3
Dividend yield	1.30%
Expected volatility	66.14%

Our calculation of expected volatility for the year ended December 31, 2007 was based on historical volatility of stock price. The computation of expected life was determined based on historical experience of similar awards giving consideration of contractual terms, vesting schedules and expectation of future optionee behavior. The interest rate is based on the similar United States Treasury yield curve in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(j) Option Award Activity

A summary of the Group's stock option activities, and related information for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	145,000	3.542	261,300	3.143	262,000	2.602
Granted	27,250	18.07	-	-	-	-
Exercised	(21,000)	2.340	(116,300)	2.646	(700)	3.55
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at the end of year	151,250	6.326	145,000	3.542	261,300	3.143
Exercisable at the year end	151,250	6.326	145,000	3.542	261,300	3.143
Weighted average fair value of options granted during the year	18.07		N/A		N/A	

The Company recognized approximately RMB 1,576,000 of compensation cost for the year ended December 31, 2007. No compensation costs were recognized for the year ended December 31, 2006 and 2005. No income tax benefit was recognized for the year ended December 31, 2007, 2006 and 2005. The total intrinsic value of options exercised during the year ended December 31, 2007, 2006 and 2005 was RMB 2,385,000, RMB 4,942,000 and RMB 13,000, respectively. The total fair value of shares vested during the year ended December 31, 2007 was approximately RMB 5,168,000. No shares were vested for the year ended December 31, 2006 and 2005.

The following table summarizes information with respect to options outstanding at December 31, 2007:

Exercise	Options Outstanding			Options Currently Exercisable	
Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.35	20,000	1.17	$ 1.35	20,000	$ 1.35
$ 3.55	86,000	5.66	$ 3.55	86,000	$ 3.55
$ 7.34	18,000	7.00	$ 7.34	18,000	$ 7.34
$ 18.07	27,250	9.25	$ 18.07	27,250	$ 18.07
	151,250	5.87	$ 6.33	151,250	$ 6.33

(k) Warrants Valuation Assumptions

We measure the fair value of each warrant at the date of granting using a Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The following assumptions were used for calculating fair value of the warrants.

	December 31 2007
Risk -free interest rate	4.47%
Average expected lives (years)	5
Dividend yield	1.03%
Expected volatility	66.14%

Our calculation of expected volatility for the year ended December 31, 2007 was based on historical volatility of stock price. The computation of expected life was determined based on historical practice of the investment bank that usually they hold the warrants till the warrants is about to expire, The interest rate is based on the similar United States Treasury yield curve in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions. The fair value of the warrants was RMB 6,231,879 based on the above assumptions.

19. SUBSEQUENT EVENT

a) Cash Dividend

On February 06, 2008, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2008. The Group made the first distribution of US$.12 per share on February 20, 2008, to shareholders of record on February 6, 2008. The second distribution will be made during the second half of the year.

20. PARENT ONLY FINANCIAL INFORMATION

Jinpan International Limited (the Company) is the parent company of the Jinpan JV and Jinpan USA, below are the parent's only balance sheet as of December 31, 2007 and Income statement for the year ended December 31, 2007.

Jinpan International Limited
Balance Sheet

	December 31	
	2007	2006
	RMB	RMB
Cash	24,422,934	200,988,012
Investment	1,412,176	1,506,298
Other Receivable	25,531	1,917,949
Prepaid Expense	-	336,555
Due from Subsidiaries	9,313,497	15,696,650
Investment in Subsidiaries	561,285,702	287,122,272
Total Assets	596,459,840	507,567,736
Accounts Payable	157,118	15,386,817
Bonus Payable	-	1,561,740
Professional Fee Payable	904,530	218,644
Total Liabilities	1,061,648	17,167,201
Minority Interest	-	8,357,852
Common Stock	601,898	600,913
Common Stock-Warrants	6,231,879	
Preferred Stock	2,055	2,055
Paid In Capital	262,093,437	266,602,652
Reserved	31,450,949	29,185,452
Retained Earnings	299,489,215	192,547,401
Accumulated other Comprehensive Income	2,054,377	(159,504)
Treasury Stock	(6,525,618)	(6,736,286)
	595,398,192	482,042,683
Total Liabilities and Shareholders' Equity	596,459,840	507,567,736

Jinpan International Limited
Income Statement

	For the year ended December 31,2007		
	2007	2006	2005
	RMB	RMB	RMB
Earnings from Subsidiaries	151,337,199	86,282,299	59,753,175
General and Administration Expenses	(11,787,297)	(6,456,899)	(6,811,438)
Operating profit	139,549,902	79,825,400	52,941,737
Other Income	1,045,269	601,106	360,158
Net income before Tax	140,595,171	80,426,506	53,301,895
Income Tax	(16,809,009)	(10,891,356)	(8,743,920)
Income After tax	123,786,162	69,535,150	44,557,975
Minority Interest	-	(9,875,819)	(7,481,707)
Net income after Tax	123,786,162	59,659,331	37,076,268

21. SCHEDULE II

Jinpan International Limited and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
(RMB In Thousands)

Description	Balance at Beginning of Period	Purchase Price Reserved	Charged(Credited) to Costs and Expenses	Charge to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2007						
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	9,922	-	6,535	-	(411) [1]	16,046
Deferred tax valuation allowance	6,865	-	-		(6,865)	0
Year Ended December 31, 2006						
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	10,619	-	797	-	(1,494) [1]	9,922
Deferred tax valuation allowance	7,606	-	-	(741)	-	6,865
Year Ended December 31, 2005						
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	9,484	-	1,347	-	(212) [1]	10,619
Deferred tax valuation allowance	7,158	-	-	448	-	7,606

(1) Write-off against reserve

Notes

Notes

For more information:

Jinpan International Limited
4-1 No. 100 Nanhai Avenue
Jinpan Development Area
Haikou Hainan, 570216 P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 6681-3519

Jinpan International USA Limited
560 Sylvan Avenue
Englewood Cliffs, NJ 07632
Tel: (201) 227-0680
Fax: (201) 227-0685

Ticker Symbol: JST
jst@jstusa.net
http://www.jstusa.net